OD 5/30/14

SECURITIES AND EXCHANGE COMMISSION

14041037

SEC Mail Processing Section

MAY 30 2014

Washington, DC 124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVIATE GLOBAL US LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22nd FLOOR 777 THIRD AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN GEORGE 603 380 5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC, CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

340 NORTH AVENUE	CRANFORD	NEW JERSEY	07016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 6/4/14

OATH OR AFFIRMATION

I, GREGG COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVIATE GLOBAL US LLP, as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY H SCHAAFF
Notary Public, State of New York
No. 01SC6265547
Qualified in Kings County
Commission Expires July 09, 2016

Signature

MANAGING PARTNER

Title

Nancy H Schaaff 5-29-2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIATE GLOBAL US LLP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2014

AVIATE GLOBAL USLLP

CONTENTS

MSPC
Certified Public
Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

INDEPENDENT AUDITOR'S REPORT

To the Management Committee of Aviate Global US LLP

Report on the Financial Statements

We have audited the accompanying financial statements of Aviate Global US LLP, which comprise the statement of financial condition as of March 31, 2014, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviate Global US LLP as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, NY

May 29, 2014

AVIATE GLOBAL US LLP

STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2014

Assets:	
Cash	$ 409,040
Receivable from Broker-Dealer:	
Deposit	100,000
Commissions Receivable	309,341
Total Receivable from Broker-Dealer	409,341
Rent Deposit	85,859
Prepaid Expenses	102,121
Property and Equipment - Net of Accumulated Depreciation	191,404
Total Assets	$ 1,197,765
Liabilities and Partners'Equity:	
Liabilities:	
Accounts Payable and Accrued Expenses	$ 51,654
Deferred Rent	41,236
Income Taxes Payable	24,000
Due to Related Parties	339,821
Commission Sharing Payable to Partners	271,567
Total Liabilities	$ 728,278
Commitments and Contingencies	
Partners'Equity	469,487
Total Liabilities and Partners'Equity	$ 1,197,765

The accompanying notes are an integral part of these financial statements.

AVIATE GLOBAL US LLP

STATEMENT OF INCOME FOR THE YEAR ENDED MARCH 31, 2014

Revenues:	
Commissions	$ 3,589,013
Other Income	28,800
Total Revenue	3,617,813
Expenses:	
Commissions, Brokerage and Clearance Fees	1,249,402
Employee Compensation and Benefits	54,661
Communication and Data Processing	490,374
Rent and Utilities	183,857
Depreciation	51,304
Regulatory	12,019
Other Operating Expenses	22,954
Professional Fees	77,779
Marketing	299
Compliance	35,473
Other Administrative	176,092
Total Expenses	2,354,214
Income Before Income Tax Provision	1,263,599
Provision for Income Taxes	48,550
Net Income	$ 1,215,049

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN PARTNERS'EQUITY FOR THE YEAR ENDED MARCH 31, 2014

Partners' Equity Balance at April 1, 2013	$ 550,576
Net Income	1,215,049
Distributions to Partners	(1,296,138)
Partners'Equity Balance at March 31, 2014	$ 469,487

The accompanying notes are an integral part of these financial statements.

AVIATE GLOBAL US LLP

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED MARCH 31, 2014

Operating Activities:	
Net Income	$ 1,215,049
Adjustments to Reconcile Net Income to Net Cash (Provided by) Operating Activities:	
Depreciation	51,304
Deferred Rent	9,026
Changes in Assets and Liabilities:	
(Increase)/Decrease in:	
Commissions Receivable	(149,462)
Prepaid Expenses	3,851
Increase/(Decrease) in:	
Accounts Payable and Accrued Expenses	(14,063)
Income Taxes Payable	(5,159)
Due to Related Parties	139,010
Commission Sharing Payable to Partners	183,036
Net Cash Provided by Operating Activities	1,432,592
Investing Activities:	
Purchase of Property and Equipment	(36,536)
Net Cash Used for Investing Activities	(36,536)
Financing Activities:	
Distributions to Partners	(1,296,138)
Net Cash Used for Financing Activities	(1,296,138)
Net Increase in Cash	99,918
Cash -Beginning of Year	309,122
Cash - End of Year	$ 409,040

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ 53,709
Interest Payments	$ 700

The accompanying notes are an integral part of these financial statements.

[1] Organization and Nature of Business

Aviate Global LLC (the "LLC") was organized in the State of Delaware on August 10, 2009. On March 26, 2010, the LLC converted to a limited partnership, Aviate Global LP (the "LP"). On October 12, 2012, the LP converted to a limited liability partnership, Aviate Global US LLP (the "Company"). The Company is 78% owned by Aviate Global Holdings Ltd with the remaining 22% split between its US resident partners.Aviate Global Holdings Ltd is 100% owned by Aviate Global LLP, a company organized in the United Kingdom ("UK").

The Company has one class of partners' interests and the rights, preferences, and privileges are as defined in the operating agreement. The Company's partners are not liable for any of the losses or liabilities of the Company beyond the amount of the Capital Contribution of such member. The initial Capital of such member is determined by the Management Committee and agreed by such member on admission to the Company. The Company's partners are not required to contribute any further capital to the Company. The term of the Company will continue indefinitely unless sooner terminated by determination of the partners.

The Company is a broker dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and was organized principally to engage in research and trade execution for institutional investors. The Company is also a member of National Futures Association. The Company's main office is in New York executing US domestic market trades on behalf of US and European clients and it has an administrative support office in London, United Kingdom.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

[2] Summary of Significant Accounting Policies

[A] Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[B] Fair Value Measurements -ASC Topic 825, *Financial Instruments*, requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash and cash equivalents, receivables and deposits with broker, receivable from parent and broker for unsettled regular-way trades, net, security deposit and other, accrued professional fees, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations.

[C] Receivables and Deposits with Broker - Receivables and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

[D] Allowance for Doubtful Accounts - The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at March 31, 2014 to be collectible and no allowance for doubtful accounts is deemed necessary at March 31, 2014.

[E] Income Taxes - No provision for federal and state income taxes has been made in the accompanying financial statement as the Company is a partnership whereby payment of these income taxes is the responsibility of the partners. For New York City purposes, the Company is liable for the unincorporated business tax ("UBT"), which is imposed at 4% of income as determined by New York City tax law. The UBT returns are subject to examination for three years from the date filed or the due date, whichever is later.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. A valuation allowance to reduce deferred tax assets is established when deemed appropriate. There are no deferred taxes and valuation allowance at March 31, 2014.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended March 31, 2010 through 2013 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other administrative expense caption of the Statement of Income.

[F]Commissions–Commissionsrelating to securities transactions arerecorded on a trade date basis.

[G] Investment Advisory Income - Investment advisory fees are recognized as earned in the period to which they relate.

[H] Translation of Foreign Currencies -Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

[I]Cashand Cash Equivalents - Cash consists of amounts on deposit at financial institutions. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2014.

[J] Property and Equipment and Depreciation - Property and equipment are stated at cost. Expenditures which substantially increase the estimated useful lives of the assets are capitalized; maintenance and repairs are expensed as incurred. Depreciation is recorded on the straight line basis over the estimated useful lives of the assets or the remaining lease terms, if shorter.

[K] Long-Lived Assets Impairment - Certain long-term assets of the Company are reviewed when changes in circumstances require management to determine if their carrying values have become impaired, pursuant to guidance established in ASC Topic 360, Property, Plant and Equipment. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations [undiscounted and without interest charges]. If impairment is deemed to exist, the asset will be written down to fair value. As of March 31, 2014, management expects these assets to be fully recoverable.

[L] Deferred Rent - The annual rental expense is calculated by using the straight line method over the lives of the leases. Deferred rental expense is recorded for the difference between actual payments the Company makes and the expense calculated on the straight line basis.

[3] Property and Equipment - Net

Property and equipment are comprised of the following:

	Estimated Useful Life	March 31, 2014
Leasehold improvements	5 Years	$ 33,769
Office Equipments	5 Years	226,698
Total at cost		260,467
Less: Accumulated depreciation		(69,063)
		$ 191,404

[4] Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $90,103, which was $41,551 inexcess of its required minimum net capital of $48,552. The Company's ratio of aggregate indebtedness to net capital was 8.08 to 1.

[5] Credit/Concentration Risks

The Company maintains balances in financial institutions which at times may exceed the maximum level of insurance provided by Securities Investor Protection Corporation.The Company maintains balances in financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

At March 31, 2014, the Company had approximately $155,000 of cash balances on deposit that exceeded the federally insured amounts.

The Company has a credit risk exposure of uninsured cash in a UK bank of approximately $4,000 at March 31, 2014.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of March 31, 2014, the Company was not exposed to such risk.

For 2014, one customer accounted for 17% and another customer accounted for 14% of the Company's total revenue. No other customers accounted for more than 10% of the total revenue.

The Company receives all its commission income from one clearing bank monthly in arrears. The balance is approximately $309,000as of March 31, 2014.

The Company does not require collateral or other security to support financial instruments subject to credit risk.

[6] Related Party Transactions

The Company, Aviate Global Holdings Limited, a company registered in the US and Aviate Global LLP and Aviate Equities Limited, Companies registered in the UK are under common control.

As of March 31, 2014, the Company has a payable of $335,299 to Aviate Global LLP, after making payments of $1,224,769 to the indirect owner of the Company. There are no fixed repayment terms for this balance which is the remaining balance due after Aviate Global LLP rechargedthe following costs during the year ended March 31, 2014:

Commission payable	$878,722
Clearing costs	$128,114
Data processing costs	$100,000
Operations support	$ 80,000
IT support	$ 60,000
Other administrative expenses	$ 40,525

As of March 31, 2014, the Company has a payable of $4,522 to Aviate Global Holdings Limited.

[7] Commitments and Contingencies

The Company has agreements with its US partnersto make a combined amount ofannual guaranteed payments of $880,000to these partners. The US partners are also entitled to 13.06% of the residual income after all other member profit distributions.

The Company leases its office space under a lease agreement that will expire on September 27, 2017. For the year ended March 31, 2014, the rent expense was approximately $174,000. The future minimum rental payments required under the lease for the years ended March 31 are as follows:

2015	$177,278
2016	181,083
2017	184,973
2018	93,470
	$636,804

The Company subleases a portion of its office space under a sublease agreement that will expire on July 31, 2014. For the year ended March 31, 2014, sublease rental income was approximately $28,800, which is included in the Other Income caption within the Statement of Income. The future minimum rental payments required under the lease for the years ended March 31 are as follows;

2015	$ 9,600

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED MARCH 31, 2014

Net Capital:	
Total Partners' Equity	$ 469,487
Non-Allowable Assets	(379,384)
Net Capital	$ 90,103
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 51,654
Deferred Rent	41,236
Income Taxes Payable	24,000
Due to Related Parties	339,821
Commission Sharing Payable to Partners	271,567
Total Aggregate Indebtedness	$ 728,278
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required:	
A. Based On Aggregate Indebtedness	48,552
B. Based On Minimum Dollar Requirement	45,000
Net Capital Requirement (Greater of A or B)	$ 48,552
Excess Net Capital	$ 41,551
Excess Net Capital at 1000%	$ 17,275
Ratio: Aggregate Indebtedness to Net Capital	8.08 To 1

Reconciliation with Company's computation

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 96,236
Adjustment for over accruals	22,185
Adjustment for additional taxes payable	(24,000)
Audit adjustments	(4,318)
Audited net capital	$ 90,103

See Independent Auditor's Report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

MSPC
Certified Public Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Management Committee of Aviate Global US LLP

In planning and performing our audit of the financial statements of Aviate Global US LLP as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered Aviate Global US LLP's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Aviate Global US LLP's internal control. Accordingly, we do not express an opinion on the effectiveness of Aviate Global US LLP's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Aviate Global US LLP including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Aviate Global US LLP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Aviate Global US LLP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Aviate Global US LLP's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, partners of Aviate Global US LLP, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, NY

May 29, 2014

MSPC
Certified Public
Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Management Committee of Aviate Global US LLP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014 , which were agreed to by Aviate Global US LLP , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Aviate Global US LLP 's compliance with the applicable instructions of Form SIPC-7. Aviate Global US LLP's management is responsible for Aviate Global US LLP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014 , as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 , noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting deductions were understated by approximately $131,520, which caused an overstatement of SIPC fees by approximately $330;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, NY

May 29, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 3/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068371 FINRA MAR
AVIATE GLOBAL (US) LLP
40 ARGYLL ST
LONDON W1F 7EB UK
UNITED KINGDOM

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KEN GEORGIS 603-380-5435

2. A. General Assessment (item 2e from page 2) $ 8,669

B. Less payment made with SIPC-6 filed (exclude interest) (4,129)

10/31/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,540

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,540

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,540

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVIATE GLOBAL (US) LLP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of MAY, 20 14.

CHIEF COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/01/2013
and ending 3/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,617,813
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,307
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	150,307
2d. SIPC Net Operating Revenues	$ 3,467,506
2e. General Assessment @ .0025	$ 8,669
	(to page 1, line 2.A.)